SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------


                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005


                       AIR METHODS CORPORATION 401(K) PLAN
                              (Full title of plan)


                             AIR METHODS CORPORATION
                7301 SOUTH PEORIA ST., ENGLEWOOD, COLORADO 80112
  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION

The financial statements and schedule of the Air Methods Corporation 401(k) Plan as of and for the years ended December 31, 2005 and 2004, prepared in accordance with the financial reporting requirements of ERISA, along with the report of the independent registered accounting firm thereon, are provided beginning on page 1 attached hereto.


                                     EXHIBIT

23.1 Consent of Ehrhardt, Keefe, Steiner & Hottman, P.C.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                       AIR METHODS CORPORATION 401(K) PLAN
                                 (Name of Plan)


Dated:  June 29, 2006                   By:  /s/ Kathleen Ann Bailey
                                             -------------------------
                                             Kathleen Ann Bailey
                                             Human Resources Manager
                                             Air Methods Corporation
                                             Plan Administrator

                       AIR METHODS CORPORATION 401(k) PLAN

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2005 and 2004

     (With Report of Independent Registered Public Accounting Firm Thereon)

                       AIR METHODS CORPORATION 401(K) PLAN


                                TABLE OF CONTENTS


                                                                            Page

Report of Independent Registered Public Accounting Firm                        1

Statements of Net Assets Available for Benefits
  December 31, 2005 and 2004                                                   2

Statements of Changes in Net Assets Available for Benefits
  Years Ended December 31, 2005 and 2004                                       3

Notes to Financial Statements                                                  4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
  December 31, 2005                                                            8

                        REPORT OF INDEPENDENT REGISTERED

                             PUBLIC ACCOUNTING FIRM


Plan  Administrator,  Committee,  and  Participants

Air  Methods  Corporation  401(k)  Plan

Englewood,  Colorado

We have audited the accompanying statement of net assets available for benefits of Air Methods Corporation 401(k) Plan ("the Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) of the Air Methods Corporation 401(k) Plan as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2005, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Ehrhardt,  Keefe,  Steiner  &  Hottman,  P.C.


June  27,  2006

Denver, Colorado

                       AIR METHODS CORPORATION 401(K) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2005 and 2004


                                                   2005         2004
                                                -----------  ----------
Investments, at contract value:
    Guaranteed interest account                 $ 2,879,098   2,443,665
Investments, at fair value:
    Mutual Funds                                 26,773,123  21,914,002
    Money Market Funds                            1,489,778   1,134,302
    Company Stock                                 1,692,857   1,050,103
    Loans to participants                         1,040,727     892,514
                                                -----------  ----------
        Total Investments                       $33,875,583  27,434,586
                                                -----------  ----------
Receivables:
    Employer contributions receivable           $    78,270      79,639
    Employee contributions receivable               108,759      98,323
    Other receivables                                     -      33,382
                                                -----------  ----------

        Total Receivables                           187,029     211,344
                                                -----------  ----------

        Net Assets available for benefits       $34,062,612  27,645,930
                                                ===========  ==========

See  accompanying  notes  to  financial  statements.

                         AIR METHODS CORPORATION 401(K) PLAN

              Statements of Changes in Net Assets Available for Benefits

                        Years ended December 31, 2005 and 2004


                                                               2005          2004
                                                           -------------  -----------
Additions to net assets attributed to:
  Contributions:
    Employer                                               $  1,986,453    2,021,294
    Participants                                              3,168,180    2,999,140
    Rollover                                                    111,193      336,314
                                                           -------------  -----------
                                                              5,265,826    5,356,748
                                                           -------------  -----------
  Investment income:
    Net realized and unrealized appreciation
      of investments                                          2,558,990    2,150,298
    Interest and dividends                                      340,168      263,340
                                                           -------------  -----------
            Net investment income                             2,899,158    2,413,638
                                                           -------------  -----------
            Total additions                                   8,164,984    7,770,386
                                                           -------------  -----------
Deductions from net assets attributed to:
  Distributions to participants including, administrative
    expenses and other                                       (1,748,302)  (1,096,323)
                                                           -------------  -----------

            Net increase in net assets available
              for benefits                                    6,416,682    6,674,063
                                                           -------------  -----------
Net assets available for benefits:
  Beginning of year                                          27,645,930   20,971,867
                                                           -------------  -----------
  End of year                                              $ 34,062,612   27,645,930
                                                           =============  ===========

See  accompanying  notes  to  financial  statements

                       AIR METHODS CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                            December 31,2005 and 2004


(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     (a)  BASIS  OF  FINANCIAL  STATEMENT  PRESENTATION

          The Air Methods Corporation 401(k) Plan (the Plan) is a defined contribution plan sponsored by Air Methods Corporation (the Employer).

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

     (b)  INVESTMENTS

          The Plan's investments are managed by Wells Fargo Trust Operations (Wells Fargo), the trustee of the Plan. Investments in equities and mutual funds are stated at fair values based upon quoted market prices of securities underlying the funds. The common stock of the Employer is stated at fair value based upon published market price. The Cash Investment Money Market Fund is stated at cost, which approximates market. Changes in market values after the plan year-end are not reflected in the accompanying financial statements. Investment transactions are recorded on the date of purchase or sale (trade date). Dividend income is recorded on the ex-dividend date. The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end value.

          The guaranteed interest account (Stable Return Fund) is a common collective trust that is held in the general account of Wells Fargo. The Stable Return Fund invests in fully benefit responsive guaranteed investment contracts. The Stable Return Fund is reported at contract value, which approximates fair market value. The crediting interest rates are fixed for the life of the underlying investments or change quarterly. The average yields for the years ended December 31, 2005 and 2004 were approximately 4%.

     (c)  LOANS  TO  PARTICIPANTS

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account. Loans to plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid. The loans bear interest at the prime rate plus 1% and have maximum terms of 5 years, except for loans for primary residences, which may have a term of up to 15 years. The interest rates on loans outstanding were 5% to 10.50% at December 31, 2005 with maturity dates ranging from January 2006 to September 2015.


                                                                     (Continued)

                       AIR METHODS CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                            December 31,2005 and 2004


(2)  PLAN DESCRIPTION

     The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code (IRC). The Employer contracts with the trustee for the investing, safekeeping, and accounting for the Plan's assets and valuation of the individual participant's accounts.

          Employees who have completed 1 hour of service and are over the age of 18 are eligible to participate in the Plan.

          Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of plan termination, the participants would become 100% vested in their accounts.

          Each participant is assessed an annual administrative fee, which is accounted for as a distribution and varies based upon the number of participants and rates negotiated by the Employer. All other plan expenses are paid by the Employer.

     (b)  CONTRIBUTIONS

          During 2005 and 2004, the Employer made discretionary matching contributions equal to 60% of the first 6% of compensation (the Employer matching contribution) contributed by the employee. During the years ended December 31, 2005 and 2004, the Employer also made discretionary profit-sharing contributions of 2% of compensation.

          Participants may annually contribute any percentage of their annual compensation, subject to annual IRC limitations ($14,000 in 2005 and $13,000 in 2004). The contributions are invested at the direction of the participant in a variety of investment options, as described in note 3.

     (c)  PARTICIPANT  ACCOUNTS

          Each participant's account is credited with the participant's contributions and allocations of a) the Employer's discretionary contributions and b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  DISTRIBUTIONS

          Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement, financial hardship, or termination of employment. Distributions are made in a lump-sum cash payment.


                                                                     (Continued)

                       AIR METHODS CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                            December 31,2005 and 2004


          Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2005 or 2004.

     (e)  VESTING

          Participant contributions and employer discretionary profit sharing contributions and the earnings thereon are fully vested at all times. Vesting of Employer matching contributions and the earnings thereon is based on years of continuous service, as follows:

                                         NONFORFEITABLE
                             YEARS OF       VESTED
                             SERVICE      PERCENTAGE
                             --------   ---------------
                                 1               33.33%
                                 2               66.67%
                                 3              100.00%

          At December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $14,000 and $94,000, respectively. These accounts will be used to reduce future Employer contributions. During 2005 and 2004 Employer contributions were reduced by approximately $100,000 and $500, respectively, from forfeited nonvested accounts.

(3)  INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31:

                                                  FAIR VALUE
                                            ---------------------
                                               2005       2004
                                            ----------  ---------
     Janus Mercury Fund                     $        *  2,044,092

     Wells Fargo Large Company Growth Fund   1,792,759  1,661,656

     American Century Income & Growth Fund   2,072,878  1,809,576

     American Century Small Cap Value Fund   2,711,059  2,234,963

     Dreyfus Intermediate Term Income Fund   2,038,420  2,026,644

     Lord Abbett Mid Cap Value Fund          3,319,347  2,015,721

     Wells Fargo Stable Return Fund          2,879,098  2,443,665

     Air Methods Corporation Common Stock    1,692,857          *

     Janus Enterprise Fund                   1,532,128  1,386,137


                                                                     (Continued)

                       AIR METHODS CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                            December 31,2005 and 2004


     Janus Advantage Growth & Income         2,280,346          *

     *Investment  not  in  excess  of  5%  of  Plan  assets  at respective date.

     Net appreciation (depreciation) in fair value for the years ended December 31, including realized and unrealized gains and losses, was as follows:

                                                  2005       2004
                                               ----------  ---------
     Mutual funds                              $2,117,769  1,954,340
     Air Methods Corporation Common Stock         441,221    195,958
                                               ----------  ---------
                                               $2,558,990  2,150,298
                                               ==========  =========

(4)  FEDERAL  INCOME  TAXES

     The Plan has received a determination letter dated August 30, 2001 from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes under provisions of applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Except for participant after-tax contributions, participants are not subject to income taxes on contributions or other accumulations in their account until a distribution is made from the Plan.

(5)  RISKS AND  UNCERTAINTIES

     Investments, in general, are exposed to various risks, such as significant world events and interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)  RELATED  PARTY  TRANSACTIONS

     Certain Plan investments are shares of money market funds, mutual funds and a common/collective trust managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions under ERISA. In addition, the Plan holds common shares of Air Methods Corporation, the Plan Sponsor, which also qualifies as a party-in-interest transaction. Participant loans also qualify as party-in-interest transactions.


                                                                     (Continued)

                                                                      SCHEDULE H

                                           AIR METHODS CORPORATION 401(K) PLAN

                              Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

                                                    December 31, 2005

                                       Employer Identification Number: 84-0915893
                                                    Plan Number: 001

       (a)                           (b)                                             (c)                      (e)
                    IDENTITY OF ISSUER, BORROWER,
PARTY-IN-INTEREST   LESSOR, OR SIMILAR PARTY                                DESCRIPTION OF INVESTMENT     CURRENT VALUE
------------------  ----------------------------------------------------  -----------------------------  ---------------
                    Baron Small Cap Fund                                  Mutual Fund                    $       889,110
                    Janus Enterprise Fund                                 Mutual Fund                          1,532,128
                    Janus Adviser Growth & Income Fund                    Mutual Fund                          2,280,346
                    Lord Abbett Mid Cap Value Fund                        Mutual Fund                          3,319,347
                    Fidelity Advisor Mid Cap Fund                         Mutual Fund                            721,484
                    AIM Small Cap Growh Fund                              Mutual Fund                            154,609
         *          Wells Fargo Mid Cap Index Fund                        Mutual Fund                             34,489
         *          Wells Fargo Advantage Index Fund                      Mutual Fund                          1,235,541
                    Davis New York Venture Fund                           Mutual Fund                            905,945
         *          Wells Fargo Large Company Growth Fund                 Mutual Fund                          1,792,759
         *          Wells Fargo Outlook 2030 Fund                         Mutual Fund                          1,424,395
         *          Wells Fargo Outlook 2040 Fund                         Mutual Fund                            865,629
                    American Century Income & Growth Fund                 Mutual Fund                          2,072,878
                    American Century Small Cap Value Fund                 Mutual Fund                          2,711,059
                    Van Kampen Comstock                                   Mutual Fund                            818,465
         *          Wells Fargo Outlook 2010 Fund                         Mutual Fund                            248,148
         *          Wells Fargo Outlook 2020 Fund                         Mutual Fund                          1,237,789
                    Dreyfus Intermediate Term Income Fund                 Mutual Fund                          2,038,240
                    Fidelity Advisor Diversified International Fund       Mutual Fund                            761,655
                    Janus Adviser International Fund Mutual Fund          Mutual Fund                          1,702,833
                    American Income Fund                                  Mutual Fund                             26,274

         *          Wells Fargo Cash Investment Money Market Funds        Money Market Fund                    1,489,778

         *          Wells Fargo Stable Return Fund                        Common/Collective Fund               2,879,098

         *          Air Methods Corporation common stock                  Company Stock                        1,692,857

         *          Participant loans (interest rates ranging from 5.0 % to 10.50%), maturity
                    dates January 2006 to September 2015, secured by participant account balances              1,040,727
                                                                                                         ---------------
                                                                                                         $    33,875,583
                                                                                                         ===============

*  Represents  a  party-in-interest.

See  accompanying  independent  auditors'  report.